

December 19, 2011

Mr. John Steel
Chief Executive Officer
One E-Commerce Corporation
1370 Avenue of the Americas, Suite 902
New York, NY 10019

> **Re: One E-Commerce Corporation**
> **Current Report on Form 8-K**
> **Filed September 23, 2011**
> **File No. 001-34048**

Dear Mr. Steel:

We have reviewed your response letter dated November 18, 2011 and have the following comments.

Current Report on Form 8-K filed September 23, 2011

General

1. We refer to your response to prior comment 1 and reissue that comment. We are unable to concur with your position that the company did not complete the acquisition of a significant amount of assets otherwise than in the ordinary course of business for purposes of Item 2.01 of Form 8-K. Please amend your Form 8-K to provide the financial statements of Islet Sciences in answer to Item 2.01 and 9.01 of Form 8-K. In addition, regardless of your position with respect to the reverse-merger, you were required to file the stock purchase agreement between Mr. Welch and Islet Sciences with your Form 8-K. Accordingly, please amend your Form 8-K to file a copy of the stock purchase agreement. We may have additional comments after reviewing this agreement.

2. We refer to your response to prior comment 2 and reissue that comment. We have reviewed Islet Sciences' Form D; however, please tell us the terms of the offering, including the price per share, the type of equity security issued and the number of accredited and unaccredited investors. Also, provide us with any offering memoranda used in connection with the offering.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Staff Attorney